www.lilly.com

Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285
U.S.A.

VIA EDGAR

July 9, 2013

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Eli Lilly and Company
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 21, 2013
Form 8-K
Filed April 24, 2013
File Number 001-06351

Dear Mr. Rosenberg:

Eli Lilly and Company (Lilly) respectfully submits this response to your letter dated June 25, 2013 commenting on our Form 10-K for the year ended December 31, 2012 and our Form 8-K on April 24, 2013. For ease of reference we have repeated your comments prior to our responses.

Notes to Consolidated Financial Statements
Item 8. Financial Statements and Supplementary Data
Note 13: Income Taxes, page 5

1.
You state “At December 31, 2012, we had an aggregate of $20.98 billion of unremitted earnings of foreign subsidiaries that have been or are intended to be permanently reinvested…” Please provide us proposed disclosure to be included in future filings to address the following:

•	Provide the disclosures required under ASC 740-30-50-2c.

•
Within Item 7, please disclose the amount of cash and investments that are currently held by your foreign subsidiaries that are considered permanently reinvested and its expected effect on your liquidity and capital resources. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Response:
In future Annual Reports on Form 10-K, beginning with the Annual Report on Form 10-K for the year ended December 31, 2013, we will include the following disclosure in our Notes to Consolidated Financial Statements in Item 8, to address disclosure requirements applicable to unrecognized deferred tax liabilities associated with unremitted earnings:

“At December 31, 2013, U.S. income taxes have not been provided on approximately $xx.xx billion of unremitted earnings of foreign subsidiaries as we consider these unremitted earnings to be indefinitely invested for continued use in our foreign operations. Additional tax provisions will be required if these earnings are repatriated in the future to the U.S. Due to complexities in the tax laws and assumptions that we would have to make, it is not practicable to determine the amount of the related unrecognized deferred income tax liability.”

In future Annual Reports on Form 10-K, beginning with the Annual Report on Form 10-K for the year ended December 31, 2013, we will also include the following in the Financial Condition section of our Item 7 disclosures:

“At December 31, 2013, we had an aggregate of $xx.xx billion of cash and investments at our foreign subsidiaries. A significant portion of this amount would be subject to tax payments if such cash and investments were repatriated to the U.S. We record U.S. deferred tax liabilities for certain unremitted earnings, but when foreign earnings are expected to be indefinitely reinvested outside the U.S., no accrual for U.S. income taxes is provided. We believe cash provided by operating activities in the U.S. and planned repatriations of foreign earnings for which tax has been provided should be sufficient to fund our domestic operating needs, dividends paid to shareholders, and capital expenditures. We currently have $x.xx billion of unused committed bank credit facilities, $x.xx billion of which backs our commercial paper program.”

Form 8-K dated April 24, 2013
Exhibit 99

2.
In this exhibit you present a full statement of non-GAAP income. Please represent to us that you will no longer present such items in future Item 2.02 Form 8-K submissions or elsewhere. Please see Question 102.10 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures. Please also see Instruction 2 to Item 2.02 of Form 8-K which indicates that the provisions of Item 10(e)(1)(i) apply to these public disclosures.

Response:
In accordance with the Staff's comment, we will not present a full statement of income for our non-GAAP financial measures (such as that shown page 16 of Exhibit 99 in our Form 8-K on April 24, 2013) in future Item 2.02 Form 8-K submissions or elsewhere. Accordingly, we propose to make the following modifications to our presentation of non-GAAP financial measures for historical results in future Item 2.02 Form 8-K filings (as illustrated in Exhibit A attached):

•
We will not present non-GAAP measures in a format that appears to be a non-GAAP income statement. Instead, to the extent that we present multiple non-GAAP measures in a table, the table will be presented as a reconciliation of GAAP measures to selected non-GAAP measures.

•
We will alter the presentation so that it only presents selected non-GAAP measures and does not appear to be a full non-GAAP income statement. Specifically, we will eliminate the following captions, subtotals and line items from the tabular reconciliation of GAAP measures to selected non-GAAP measures:

▪	Operating income,

▪	Net interest income (expense),

▪	Net other income (expense),

▪	Income before income taxes

▪	Dividends paid per share, and

▪	Weighted-average shares outstanding (thousands)-diluted.
To further distinguish the reconciliation from a full income statement presentation, we will remove all underscores and double underscores from any and all amounts presented.

•	We will change the heading of the reconciliation to convey clearly that the reconciliation is not a full income statement presentation. Specifically, the heading will be changed as follows:

▪	From: “Operating Results (Unaudited) - Non-GAAP”

▪	To: “Reconciliation of GAAP Reported to Selected Non-GAAP Adjusted Information (Unaudited)”

•	We will increase the prominence of the GAAP information by presenting the GAAP Reported information in bold.

•	We will include the following cautionary language in a footnote to the reconciliation table to further emphasize the limitations of the Non-GAAP Adjusted information:
“We use non-GAAP financial measures that differ from financial statements reported in conformity to U.S. generally accepted accounting principles (“GAAP”). The items that we exclude when we provide non-GAAP measures or expectations are typically highly variable, difficult to predict, and of a size that could have a substantial impact on our reported operations for a period. We believe that these non-GAAP measures provide useful information to investors. Among other things, they may help investors evaluate our ongoing operations. They can assist in making meaningful period-over-period comparisons and in identifying operating trends that would otherwise be masked or distorted by the items subject to the adjustments. Management uses these non-GAAP measures internally to evaluate the performance of the business, including to allocate resources and to evaluate results relative to incentive compensation targets. Investors should consider these non-GAAP measures in addition to, not as a substitute for or superior to, measures of financial performance prepared in accordance with GAAP.”

•
We believe these non-GAAP disclosures (as revised) provide useful supplementary information that has been requested by our investors. We also believe the format of these revised disclosures is consistent with formats provided by many of our peers.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request to schedule a call with the Staff in the coming days to discuss our responses.
In the mean time, if you have any questions about these responses or require additional information, please contact me at 317-651-2310.

Sincerely,

ELI LILLY AND COMPANY

Donald A. Zakrowski
Vice President, Finance and
Chief Accounting Officer

Exhibit A

Eli Lilly and Company
Reconciliation of GAAP Reported to Selected Non-GAAP Adjusted Information(a) (Unaudited)
(Dollars in millions, except per share data)

	Three Months Ended March 31, 2013
	GAAP Reported	Adjustments(b)	Non-GAAP Adjusted(a)
Total Revenue	$5,602.0	—	$5,602.0
Cost of sales	1,158.3	—	1,158.3
Operating expenses (c)	3,000.1	—	3,000.1
Asset impairments, restructuring and other special charges	21.7	(21.7)	—
Other income (expense)	529.2	(495.4)	33.8
Income taxes	403.1	(173.4)	229.7
Net income	1,548.0	(300.3)	1,247.7
Earnings per share - diluted	1.42	(0.28)	1.14

(a)
We use non-GAAP financial measures that differ from financial statements reported in conformity to U.S. generally accepted accounting principles (“GAAP”). The items that we exclude when we provide non-GAAP measures or expectations are typically highly variable, difficult to predict, and of a size that could have a substantial impact on our reported operations for a period. We believe that these non-GAAP measures provide useful information to investors. Among other things, they may help investors evaluate our ongoing operations. They can assist in making meaningful period-over-period comparisons and in identifying operating trends that would otherwise be masked or distorted by the items subject to the adjustments. Management uses these non-GAAP measures internally to evaluate the performance of the business, including to allocate resources and to evaluate results relative to incentive compensation targets. Investors should consider these non-GAAP measures in addition to, not as a substitute for or superior to, measures of financial performance prepared in accordance with GAAP.

(b)
Certain GAAP Reported measures have been adjusted to eliminate asset impairments, restructuring and other special charges totaling $21.7 million (pretax), or $0.01 per share (after-tax), related to severance costs from actions the company is taking, primarily outside the U.S., to reduce its cost structure and global workforce. Additionally, certain GAAP Reported measures have been adjusted to eliminate income totaling $495.4 million (pretax), or $0.29 per share (after-tax), related to the transfer of exenatide commercial rights outside the U.S. to Amylin.

(c)	Operating expenses include research and development, marketing, selling, and administrative expenses.

Eli Lilly and Company
Reconciliation of GAAP Reported to Selected Non-GAAP Adjusted Information(a) (Unaudited)
(Dollars in millions, except per share data)

	Three Months Ended March 31, 2012
	GAAP Reported	Adjustments(b)	Non-GAAP Adjusted(a)
Total Revenue	$5,602.0	—	$5,602.0
Cost of sales	1,197.9	—	1,197.9
Operating expenses (c)	2,999.0	—	2,999.0
Asset impairments, restructuring and other special charges	23.8	(23.8)	—
Other income (expense)	(46)	—	(46)
Income taxes	324.2	8.0	332.2
Net income	1,011.1	15.8	1,026.9
Earnings per share - diluted	0.91	0.01	0.92

(a)
We use non-GAAP financial measures that differ from financial statements reported in conformity to U.S. generally accepted accounting principles (“GAAP”). The items that we exclude when we provide non-GAAP measures or expectations are typically highly variable, difficult to predict, and of a size that could have a substantial impact on our reported operations for a period. We believe that these non-GAAP measures provide useful information to investors. Among other things, they may help investors evaluate our ongoing operations. They can assist in making meaningful period-over-period comparisons and in identifying operating trends that would otherwise be masked or distorted by the items subject to the adjustments. Management uses these non-GAAP measures internally to evaluate the performance of the business, including to allocate resources and to evaluate results relative to incentive compensation targets. Investors should consider these non-GAAP measures in addition to, not as a substitute for or superior to, measures of financial performance prepared in accordance with GAAP.

(b)
Certain GAAP Reported measures have been adjusted to eliminate asset impairments, restructuring and other special charges totaling $23.8 million (pretax), or $0.01 per share (after-tax), primarily related to the withdrawal of Xigris.

(c)	Operating expenses include research and development, marketing, selling, and administrative expenses.